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                                                               Exhibit (a)(1)(W)
                            [LOGO OF PCORDER.COM(R)]

                             5001 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                                 (512) 684-1100


                               November 13, 2000

To Purchasers Under The pcOrder Employee Stock Purchase Plan:

   Since our November 6, 2000 letter to you, we have now conferred with eTrade and determined the procedure for you to tender the shares of pcOrder Class A common stock you purchased under pcOrder's Employee Stock Purchase Plan. Those shares have been issued in the name of eTrade and are being held on your behalf in your eTrade account. If you decide to tender those shares to Trilogy Software and receive the $6.375 per share, net to the seller in cash, that Trilogy is offering to our stockholders in the tender offer, please complete and sign the enclosed letter addressed "To Our Clients" and return that letter to eTrade at the following address:

                            eTrade Securities, Inc.
                             10951 White Rock Road
                        Rancho Cordova, California 95670

   You may have already received an identical "To Our Clients" letter directly from eTrade. If you have already tendered your shares pursuant to that letter, please disregard this letter. If you subsequently receive that letter and have tendered your shares by means of the enclosed letter, you may disregard the subsequent letter.

   Before you make any decisions about tendering your shares, we again urge you to carefully read the tender offers materials that accompanied our November 6, 2000 letter to you. If you should have any questions concerning the procedures for tendering the pcOrder shares held in your eTrade account, please contact Neeisha Brown at eTrade (916-858-5000, ext. 3790) or Rick Friedman.

                                          pcOrder.com., Inc.